UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

L Catterton Asia Acquisition Corp
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G5346G109**
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**The Class A Ordinary Shares have no CUSIP number. The CUSIP number for the units which include the Class A Ordinary Shares is G5346G109.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON LCA Acquisition Sponsor, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 7,087,718
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,087,718
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,087,718
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.79%
12	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON LCA Acquisition Sponsor GP Limited*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 7,087,718
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,087,718
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,087,718
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.79%
12	TYPE OF REPORTING PERSON OO

* Solely in its capacity as the general partner of LCA Acquisition Sponsor, LP

Item 1(a).	NAME OF ISSUER

The name of the issuer is L Catterton Asia Acquisition Corp (the “Company”).

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 8 Marina View, Asia Square Tower 1, #41-03, Singapore 018960.

Item 2(a).	NAME OF PERSON FILING

This Schedule 13G is filed by and on behalf of:

(i)	LCA Acquisition Sponsor, LP
(ii)	LCA Acquisition Sponsor GP Limited

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Persons as to beneficial ownership of the securities reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of the Reporting Persons is:
8 Marina View, Asia Square Tower 1, #41-03, Singapore 018960

Item 2(c).	CITIZENSHIP

LCA Acquisition Sponsor, LP - Cayman Islands LCA Acquisition Sponsor GP Limited - Cayman Islands

Item 2(d).	TITLE OF CLASS OF SECURITIES

Class A Ordinary Shares, par value $0.0001 per share (the "Class A Ordinary Shares").

Item 2(e).	CUSIP NUMBER

The Class A Ordinary Shares have no CUSIP number. The CUSIP number for the units which include the Class A Ordinary Shares is G5346G109.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

Item 4.	OWNERSHIP

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 35,813,592 Class A ordinary shares outstanding, which is the sum of (i) 28,650,874 Class A ordinary shares outstanding as of November 7, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 10, 2022, and (ii) 7,162,718 Class A ordinary shares issuable upon the conversion of the 7,162,718 Class B ordinary shares.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

LIST OF EXHIBITS

Exhibit No.

99.1 Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 10, 2023

LCA Acquisition Sponsor, LP

By: LCA Acquisition Sponsor, LP, its general partner

/s/ Bowen Qian
Name: Bowen Qian
Title: Director

LCA Acquisition Sponsor GP Limited

/s/ Bowen Qian
Name: Bowen Qian
Title: Director